Teva and Microchips Biotech Announce Partnership to
Enhance Patient Outcomes through Digital Drug Delivery Technology

—Electronic Microchip-Based Implant Technology Delivers Medicines over Months and Years, Improving
Adherence and Compliance for Patients

—Promising Innovative Technology Offers Potential Across Therapeutic Areas and Disease States

Jerusalem, and Lexington, MA, June 18, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) and Microchips Biotech, Inc. today announced that they have entered into a partnership under which the companies will explore innovative ways to apply Microchips Biotech’s implantable drug delivery device to Teva’s portfolio of products with the goal of enhancing clinical outcomes for patients on chronic drug therapies. Microchips Biotech’s electronic device is made up of microchip arrays that can store hundreds of therapeutic doses of drug for periods ranging from months to years and releases each dose at precise times. The device can be programmed to release drug on a pre-determined schedule and will have wireless control features.

“The microchip-based implant is truly at the intersection of digital technology and medicine and the future of drug delivery for patients who cannot tolerate needles, require regular self-administered injections or where compliance is critical to outcomes,” stated Michael Hayden, MD, PhD, Teva’s President of Global R&D and Chief Scientific Officer. “At Teva we are leading innovation in medicine with promising new drugs and solutions for drug adherence to improve patient outcomes and reduce unnecessary healthcare complications.”

Under the terms of the agreement Teva will make a $35 million upfront payment to Microchips Biotech in the form of an equity investment and technology access fee. The partnership has an initial focus on one selected disease area, but will provide Teva with the option to later expand the program into several additional therapeutic areas and sensing applications that are proprietary to Teva. As programs advance, Microchips Biotech will receive development and commercial milestone payments and royalties on future product sales. Microchips Biotech will also receive funding to develop products for any future additional indications Teva may develop, and Teva will be responsible for Phase II and Phase III clinical development and regulatory filings. “We are thrilled to be aligned with an organization that sees the potential of our technology to transform the way medications are delivered to patients, providing the potential to increase compliance and significantly improve outcomes,” stated Cheryl R. Blanchard, Ph.D., Chief Executive Officer of Microchips Biotech. “This is the first of what we hope to be many partnerships with industry to leverage our technology across a broad array of therapeutic applications and disease states.”

About the Microchip-based Implant

The microchip-based implant is a self-contained hermetically-sealed drug delivery device that is easy to implant and remove in a physician’s office setting that can store hundreds of therapeutic doses over months and years, and releases each dose at precise times. The implant has been clinically-validated in human studies delivering parathyroid hormone in osteoporosis patients and the system is fully programmable via wireless communications to adjust dosing by physician and/or patient. The microchip-based technology was originally developed at MIT by renowned researchers Robert Langer, Ph.D. and Michael J. Cima, Ph.D.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About Microchips Biotech, Inc.

Microchips Biotech, Inc. is dedicated to improving the lives of patients by revolutionizing drug delivery. Our microchip-based implant has the potential to address significant unmet needs by simplifying dosing regimens and enhancing compliance for patients who need frequent dosing or require regular injections. We are developing applications for the microchip-based implant in multiple therapeutic indications including osteoporosis, diabetes, multiple sclerosis and women’s contraception and partner with industry and foundations to meet patient needs across the globe. For more information, visit www.microchipsbiotech.com

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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